Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: May 3, 2022

The information contained herein is an English translation of a Korean language article that appeared in a South Korean publication containing an interview with Timothy Hwang, chief executive officer of FiscalNote Holdings, Inc. Attempts to provide an accurate translation of the article in Korean have been made, but due to linguistic nuances, slight differences may exist.

Tim Hwang, CEO of Fiscal Note, an AI platform that allows you to understand US laws and policies at a glance

By Lee Jeong-heon, Chief reporter vivajh@hankyung.com

The combination of the two words, politics and artificial intelligence (AI), is quite unfamiliar. Tim Hwang, CEO of FiscalNote, has dreamed of becoming a politician while gaining experience at the Obama camp since the age of 16. A new dream I met while chasing that dream was the ‘Combination of Politics and AI’. ‘What if there was a platform that allows one to see complicated laws and policies of the United States at a glance?’ In 2013, CEO Hwang joined two friends and started the business. It is a big data company ‘FiscalNote’ that uses AI to analyze data related to a wide range of laws, policies and regulations in real time. The achievements made so far are great. In 2014, the year after its founding, FiscalNote was selected as one of CNN's 'Top 10 Startups to Change the World'. In 2016, CEO Hwang was selected as one of the '30 Under 30' by Forbes, and was also selected as a 'technology pioneer' by the Davos Forum (World Economic Forum). Currently, FiscalNote is mainly used by government agencies, including the US administration, Congress, the Central Intelligence Agency (CIA), and the Federal Bureau of Investigation (FBI). In addition, multinational companies such as Tesla and Nestlé are also looking for, and hedge fund brokerages on Wall Street are major customers. They pay subscription fees ranging from 50 million won to 300 million to 400 million won and receive information such as laws and regulations of each country, interpretation of precedents, and press releases related to government policies. FiscalNote is about to take another leap forward. It is in the process of being listed on the New York Stock Exchange (NYSE) with the goal of the first half of this year and during the process, the valuation of the company alone reached $1.3 billion (about 1.5 trillion won). It can be said that it is an ‘AI unicorn’ that has recently been receiving the most attention in Silicon Valley. I met CEO Tim Hwang, who visited Korea on April 21st.

The use of AI in the political arena is interesting.

“I have been interested in politics since childhood and have been steadily building my career in the field. I also worked at the Obama camp in 2008. However, while working on government policy, I came to realize how inefficiently all work is being done due to the complexity of policies and regulations. In the United States, in particular, different regulations apply to each large city and each state. For example, if you want to learn about U.S. education policy, it's almost impossible to get a clear picture of it. I wanted to solve this problem. I thought about increasing the transparency of government policies, and in the process, I became convinced that even if you are not a politician, you can make a positive change in the world through technologies such as AI.”

If so, how can you use FiscalNote in relation to government policy?

“Customers looking for a FiscalNote and want to know exactly what's going on with government policies. To do this, we first collect, analyze, and show all the information in the world related to it. It includes government policies as well as economic information. Second, we go a step further and provide software programs that, if so, help customers how to respond to government policies like these. For example, in relation to the recent environmental, social and governance (ESG) regulations, each government inevitably has complicated regulations. FiscalNote helps customers to understand this changing information more accurately and quickly than anyone else, and to respond appropriately.”

I heard that global companies like Tesla are the main customers.

“Global companies are inevitably more sensitive to changes in international affairs and government policies. The Russian-Ukraine war is a prime example. As a result of this war, numerous economic sanctions are being imposed on Russia, and it has a huge impact on the Russian economy as well as the global economy. In this situation, companies constantly have to make decisions such as whether to continue operating their branches in Russia. If you make the wrong decision in this situation, you run the risk of paying outrageous costs. Considering this situation, FiscalNote is actually cheaper than a lawyer's fee (laughs). It can be a very reasonable installation of safety devices for them.”

Government agencies, such as the US administration, are also looking for FiscalNote’s services.

“FiscalNote can be a very useful tool not only for companies but also for government agencies to see how they react to government policies. Recently, it has started providing information services to politicians as well as government agencies. For example, when a politician proposes a policy, it helps to accurately understand the public's reaction to it. Currently, we are focusing on the US market, but in the future, we will expand the service to more countries, including Korea and Europe.”

The COVID-19 crisis has completely changed the global market environment. Are there any changes to FiscalNote?

“Even before the COVID-19 crisis, FiscalNote has recorded sales growth of 20-30% annually. It is true that this number increased even more during a pandemic. The sales of FiscalNote this year are estimated to be 173 million dollars, and it is expected to increase to 250 million dollars next year. It is expected to maintain a growth rate of 50-60% over the next five years. Personally, I think the COVID-19 crisis has given many companies an opportunity to feel more directly about the role of the government. In fact, the government has had a lot of direct influence on the market over the past two or three years, and services such as FiscalNote are expected to grow further in the future by following this trend.”

It cited Bloomberg and Thomson Reuters as competitors. In fact, in 2019, FN even acquired CQ Rollcall, a political magazine.

“CQ Rollcall, which was affiliated with The Economist, is a medium with 1,500 political journalists. It is considered one of the most influential political magazines in the US administration and Congress. Of course, journalism itself is very important, but frankly, from a business point of view, it is not a model that can bring you great returns. In fact, Bloomberg and Thomson Reuters also generate huge profits every year, but most of these revenues come from information sales or index-related businesses to securities or financial companies, not journalism. Nevertheless, personally, I believe that the role of people such as reporters and analysts is very important for the future growth of FiscalNote. In order for customers to have a more accurate understanding of government policies, it is most important to interpret and show ‘context’ along with information.”

FN is about to go public on the NYSE. If you have any future plans, please let us know.

“Last year, SPAC (a company for acquisition purposes) was announced and the process is currently underway. FN submitted the revision documents to SEC about 4-5 times, and it said it usually goes through after revision 4-6 times. We expect FN to be listed within this quarter. After the listing, we plan to aggressively expand our business. Last year, FN acquired a Singapore-based company called Equilibrium. It is a company that collects carbon emission information from each company. ESG is a field that should grow the fastest in the global market in the future, and it is a field that can create great synergy with our business model. We plan to actively invest through mergers and acquisitions (M&A) in companies that can create synergy with FiscalNote in various fields, including healthcare.”

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (“FiscalNote”), Duddell Street Acquisition Corp. (Nasdaq: DSAC) (“Duddell Street”) has filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.